SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                              NDC Automation, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    000628811
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            Hornett Acquisition Corp.
                        10 South Wacker Drive Suite 3175
                             Chicago, Illinois 60606
                              c/o Thomas J. Formolo

                                 with a copy to:
                                Mark T. Kindelin
                                Altheimer & Gray
                              10 South Wacker Drive
                             Chicago, Illinois 60606
                                 (312) 715-4072

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 13, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box.[ ]


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                  Exhibit index is located at page ___ herein.

--------------------------------------------------------------------------------------------------------------------
   1.     Name of Reporting Person:

          Hornett Acquisition Corp.
--------------------------------------------------------------------------------------------------------------------
   2. Check the Appropriate Box if a Member of a Group:
                                                                                                     (a) [ ]


                                                                                                     (b) [X]
--------------------------------------------------------------------------------------------------------------------
   3.     SEC Use Only

--------------------------------------------------------------------------------------------------------------------
   4.     Source of Funds: Not Applicable
--------------------------------------------------------------------------------------------------------------------
   5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(e) or 2(f):
                                                                                                         [ ]
--------------------------------------------------------------------------------------------------------------------
   6.     Citizenship or Place of Organization:  Delaware

                          ------------------------------------------------------------------------------------------
NUMBER OF                   7.    Sole Voting Power:               0
SHARES                    ------------------------------------------------------------------------------------------
BENEFICIALLY                8.    Shared Voting Power:     1,352,560
OWNED BY                  ------------------------------------------------------------------------------------------
EACH                        9.    Sole Dispositive Power:          0
REPORTING                 ------------------------------------------------------------------------------------------
PERSON                     10.    Shared Dispositive Power:        0
WITH
--------------------------------------------------------------------------------------------------------------------
   11.    Aggregate Amount Beneficially Owned by Each Reporting Person:

          1,352,560
--------------------------------------------------------------------------------------------------------------------
   12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                                                         [ ]
--------------------------------------------------------------------------------------------------------------------
   13.    Percent of Class Represented by Amount in Row (11): 39.2%
--------------------------------------------------------------------------------------------------------------------
   14.    Type of Reporting Person: CO
--------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------------
   1.     Name of Reporting Person:

          Portec, Inc.
--------------------------------------------------------------------------------------------------------------------
   2. Check the Appropriate Box if a Member of a Group:
                                                                                                     (A) [ ]

                                                                                                     (B) [X}
--------------------------------------------------------------------------------------------------------------------
   3.     SEC Use Only

--------------------------------------------------------------------------------------------------------------------
   4.     Source of Funds: Not Applicable
--------------------------------------------------------------------------------------------------------------------
   5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(e) or 2(f):
                                                                                                         [ ]
--------------------------------------------------------------------------------------------------------------------
   6.     Citizenship or Place of Organization:  Delaware
                          ------------------------------------------------------------------------------------------
NUMBER OF                   7.    Sole Voting Power:               0
SHARES                    ------------------------------------------------------------------------------------------
BENEFICIALLY                8.    Shared Voting Power:     1,352,560 (1)
OWNED BY                  ------------------------------------------------------------------------------------------
EACH                        9.    Sole Dispositive Power:          0
REPORTING                 ------------------------------------------------------------------------------------------
PERSON                     10.    Shared Dispositive Power:        0
WITH
--------------------------------------------------------------------------------------------------------------------
   11.    Aggregate Amount Beneficially Owned by Each Reporting Person:

          1,352,560(1)
--------------------------------------------------------------------------------------------------------------------
   12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                                                         [ ]
--------------------------------------------------------------------------------------------------------------------
   13.    Percent of Class Represented by Amount in Row (11): 39.2%
--------------------------------------------------------------------------------------------------------------------
   14.    Type of Reporting Person: CO
--------------------------------------------------------------------------------------------------------------------
(1) Solely in its capacity as the owner of 100% of the outstanding common stock of Hornett Acquisition Corp. See Item 2.


--------------------------------------------------------------------------------------------------------------------
   1.     Name of Reporting Person:

          J Richard Industries, L.P.
--------------------------------------------------------------------------------------------------------------------
   2. Check the Appropriate Box if a Member of a Group:
                                                                                                     (a) [ ]

                                                                                                     (b) [X]
--------------------------------------------------------------------------------------------------------------------
   3.     SEC Use Only

--------------------------------------------------------------------------------------------------------------------
   4.     Source of Funds: Not Applicable
--------------------------------------------------------------------------------------------------------------------
   5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(e) or 2(f):                                                                            [ ]
--------------------------------------------------------------------------------------------------------------------
   6.     Citizenship or Place of Organization:  Delaware
                          ------------------------------------------------------------------------------------------
NUMBER OF                   7.    Sole Voting Power:               0
SHARES                    ------------------------------------------------------------------------------------------
BENEFICIALLY                8.    Shared Voting Power:     1,352,560 (1)
OWNED BY                  ------------------------------------------------------------------------------------------
EACH                        9.    Sole Dispositive Power:          0
REPORTING                 ------------------------------------------------------------------------------------------
PERSON                      10.   Shared Dispositive Power:        0
WITH
--------------------------------------------------------------------------------------------------------------------
   11.    Aggregate Amount Beneficially Owned by Each Reporting Person:

          1,352,560 (1)
--------------------------------------------------------------------------------------------------------------------
   12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                                                         [ ]
--------------------------------------------------------------------------------------------------------------------
   13.    Percent of Class Represented by Amount in Row (11): 39.2%
--------------------------------------------------------------------------------------------------------------------
   14.    Type of Reporting Person: PN
--------------------------------------------------------------------------------------------------------------------
(1) Solely in its capacity as the owner of 100% of the common stock of Portec,
Inc., which itself is the owner of 100% of the outstanding common stock of
Hornett Acquisition Corp. See Item 2.


--------------------------------------------------------------------------------------------------------------------
   1.     Name of Reporting Person:

          J Richard Holdings, L.P.
--------------------------------------------------------------------------------------------------------------------
   2. Check the Appropriate Box if a Member of a Group:
                                                                                                     (a) [ ]


                                                                                                     (b) [X]
--------------------------------------------------------------------------------------------------------------------
   3.     SEC Use Only

--------------------------------------------------------------------------------------------------------------------
   4.     Source of Funds: Not Applicable
--------------------------------------------------------------------------------------------------------------------
   5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(e) or 2(f):
                                                                                                         [ ]
--------------------------------------------------------------------------------------------------------------------
   6.     Citizenship or Place of Organization:  Delaware
                          ------------------------------------------------------------------------------------------
NUMBER OF                   7.    Sole Voting Power:               0
SHARES                    ------------------------------------------------------------------------------------------
BENEFICIALLY                8.    Shared Voting Power:     1,352,560 (1)
OWNED BY                  ------------------------------------------------------------------------------------------
EACH                        9.    Sole Dispositive Power:          0
REPORTING                 ------------------------------------------------------------------------------------------
PERSON                      10.   Shared Dispositive Power:        0
WITH
--------------------------------------------------------------------------------------------------------------------
   11.    Aggregate Amount Beneficially Owned by Each Reporting Person:

          1,352,560(1)
--------------------------------------------------------------------------------------------------------------------
   12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                                                         [ ]
--------------------------------------------------------------------------------------------------------------------
   13.    Percent of Class Represented by Amount in Row (11): 39.2%
--------------------------------------------------------------------------------------------------------------------
   14.    Type of Reporting Person: PN
--------------------------------------------------------------------------------------------------------------------
(1) Solely in its capacity as general partner of J Richard Industries, L.P., the owner of 100% of the outstanding common stock of Portec, Inc., which is itself the owner of 100% of the outstanding common stock of Hornett Acquisition Corp.
See Item 2.


--------------------------------------------------------------------------------------------------------------------
   1.     Name of Reporting Person:

          J Richard Industries, Inc.
--------------------------------------------------------------------------------------------------------------------
   2. Check the Appropriate Box if a Member of a Group:
                                                                                                     (a) [ ]


                                                                                                     (b) [X]
--------------------------------------------------------------------------------------------------------------------
   3.     SEC Use Only

--------------------------------------------------------------------------------------------------------------------
   4.     Source of Funds: Not Applicable
--------------------------------------------------------------------------------------------------------------------
   5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(e) or 2(f):
                                                                                                         [ ]
--------------------------------------------------------------------------------------------------------------------
   6.     Citizenship or Place of Organization:  Delaware
                          ------------------------------------------------------------------------------------------
NUMBER OF                   7.    Sole Voting Power:               0
SHARES                    ------------------------------------------------------------------------------------------
BENEFICIALLY                8.    Shared Voting Power:     1,352,560 (1)
OWNED BY                  ------------------------------------------------------------------------------------------
EACH                        9.    Sole Dispositive Power:          0
REPORTING                 ------------------------------------------------------------------------------------------
PERSON                      10.   Shared Dispositive Power:        0
WITH
--------------------------------------------------------------------------------------------------------------------
   11.    Aggregate Amount Beneficially Owned by Each Reporting Person:

          1,352,560(1)
--------------------------------------------------------------------------------------------------------------------
   12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                                                         [ ]
--------------------------------------------------------------------------------------------------------------------
   13.    Percent of Class Represented by Amount in Row (11): 39.2%
--------------------------------------------------------------------------------------------------------------------
   14.    Type of Reporting Person: CO
--------------------------------------------------------------------------------------------------------------------
(1) Solely in its capacity as general partner of J Richard Holdings, L.P., general partner of J Richard Industries, L.P., the owner of 100% of the common stock of Portec, Inc., which is itself the owner of 100% of the outstanding common stock of Hornett Acquisition Corp. See Item 2.



--------------------------------------------------------------------------------------------------------------------
   1.     Name of Reporting Person:

          Code, Hennessy & Simmons II, L.P.
--------------------------------------------------------------------------------------------------------------------
   2. Check the Appropriate Box if a Member of a Group:
                                                                                                     (a) [ ]

                                                                                                     (b) [X]
--------------------------------------------------------------------------------------------------------------------
   3.     SEC Use Only

--------------------------------------------------------------------------------------------------------------------
   4.     Source of Funds: Not Applicable
--------------------------------------------------------------------------------------------------------------------
   5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(e) or 2(f):
                                                                                                         [ ]
--------------------------------------------------------------------------------------------------------------------
   6.     Citizenship or Place of Organization:  Delaware
                          ------------------------------------------------------------------------------------------
NUMBER OF                   7.    Sole Voting Power:               0
SHARES                    ------------------------------------------------------------------------------------------
BENEFICIALLY                8.    Shared Voting Power:     1,352,560 (1)
OWNED BY                  ------------------------------------------------------------------------------------------
EACH                        9.    Sole Dispositive Power:          0
REPORTING                 ------------------------------------------------------------------------------------------
PERSON                     10.    Shared Dispositive Power:        0
WITH
--------------------------------------------------------------------------------------------------------------------
   11.    Aggregate Amount Beneficially Owned by Each Reporting Person:

          1,352,560(1)
--------------------------------------------------------------------------------------------------------------------
   12.    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                                                         [ ]
--------------------------------------------------------------------------------------------------------------------
   13.    Percent of Class Represented by Amount in Row (11): 39.2%
--------------------------------------------------------------------------------------------------------------------
   14.    Type of Reporting Person: PN
--------------------------------------------------------------------------------------------------------------------
(1) Solely in its capacity as the owner of 100% of the common stock of J Richard
Industries, Inc., general partner of J Richard Holdings, L.P., general partner of J Richard Industries, L.P., the owner of 100% of the common stock of Portec,
Inc., which is itself the owner of 100% of the outstanding common stock of
Hornett Acquisition Corp. See Item 2.



--------------------------------------------------------------------------------------------------------------------
   1.     Name of Reporting Person:

          Code, Hennessy & Simmons, Inc.
--------------------------------------------------------------------------------------------------------------------
   2. Check the Appropriate Box if a Member of a Group:
                                                                                                     (A) [ ]


                                                                                                     (B) [X]

--------------------------------------------------------------------------------------------------------------------
   3.     SEC Use Only

--------------------------------------------------------------------------------------------------------------------
   4.     Source of Funds: Not Applicable
--------------------------------------------------------------------------------------------------------------------
   5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(e) or 2(f):
                                                                                                         [ ]
--------------------------------------------------------------------------------------------------------------------
   6.     Citizenship or Place of Organization: Delaware

                          ------------------------------------------------------------------------------------------
NUMBER OF                   7.    Sole Voting Power: 0
SHARES                    ------------------------------------------------------------------------------------------
BENEFICIALLY                8.    Shared Voting Power:  1,352,560 (1)
OWNED BY                  ------------------------------------------------------------------------------------------
EACH                        9.    Sole Dispositive Power: 0
REPORTING                 ------------------------------------------------------------------------------------------
PERSON                      10.   Shared Dispositive Power: 0
WITH
--------------------------------------------------------------------------------------------------------------------
   11.    Aggregate Amount Beneficially Owned by Each Reporting Person:

          1,352,560(1)
--------------------------------------------------------------------------------------------------------------------
   12.    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:                         [ ]

--------------------------------------------------------------------------------------------------------------------
   13.    Percent of Class Represented by Amount in Row (11): 39.2%

--------------------------------------------------------------------------------------------------------------------
   14.    Type of Reporting Person:  CO
--------------------------------------------------------------------------------------------------------------------

(1)   Solely in its capacity as the general partner of Code, Hennessy & Simmons
      II, L.P., owner of 100% of the common stock of J Richard Industries, Inc., general partner of J Richard Holdings, L.P., general partner of J Richard
      Industries, L.P., the owner of 100% of the outstanding common stock of Portec, Inc., which is itself the owner of 100% of the outstanding common stock of Hornett Acquisition Corp. See Item 2.

Item 1.  Security and Issuer.
         --------------------

         This statement relates to the shares of common stock, $0.01 par value per share (the "Shares") of NDC Automation, Inc. ("NDCA"). The principal executive offices of NDCA are located at 3101 Latrobe Drive, Charlotte, North Carolina 28211.

Item 2.  Identity and Background.
         ------------------------

         (a) This Schedule 13D is filed by Hornett Acquisition Corp., a Delaware corporation ("Purchaser"), Portec, Inc., a Delaware corporation ("Portec"), J Richard Industries, L.P., a Delaware limited partnership ("J Richard L.P."), J Richard Holdings, L.P., a Delaware limited partnership ("Holdings"), J Richard Industries, Inc., a Delaware corporation ("J Richard Inc."), Code Hennessy & Simmons II, L.P., a Delaware limited partnership ("CHS L.P."), and Code Hennessy & Simmons, Inc., an Illinois corporation ("CHS Inc."), (collectively the "Reporting Persons"). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

         (b)-(c)

         Purchaser is a Delaware corporation, the principal business of which is purchasing and holding securities. The principal business and office address of Purchaser is 3934 Concord Street, Toledo, Ohio 43612.

         Portec is a Delaware corporation, the principal business of which is the manufacture and sale of materials handling equipment. Purchaser is a wholly owned subsidiary of Portec. The principal business and office address of Portec is 3934 Concord Street, Toledo, Ohio 43612.

         J Richard L.P. is a Delaware limited partnership, the principal business of which is the manufacture of certain materials handling products. Portec is a wholly owned subsidiary of J Richard L.P. The principal business and office address of J Richard L.P., is 3934 Concord Street, Toledo, Ohio 43612.

         Holdings is a Delaware limited partnership, the principal business of which is holding the general partnership interest of J. Richard L.P. Holdings is the sole general partner of J Richard L.P. The principal business and office address of Holdings is 10 South Wacker, Suite 3175, Chicago, Illinois 60606.

         J Richard Inc. is a Delaware corporation, the principal business of which is holding the general partnership interest in Holdings. J Richard Inc. is the sole general partner of Holdings. The principal business and office address of J. Richard Inc. is 10 South Wacker, Suite 3175, Chicago, Illinois 60606.

         CHS L.P. is a Delaware limited partnership, the principal business of which is private equity investments. The principal business and office address of CHS L.P. is 10 South Wacker, Suite 3175, Chicago, Illinois 60606.

         CHS Inc. is an Illinois corporation, the principal business of which is holding the general partnership interest of CHS L.P. The principal business and office address of CHS Inc. is 10 South Wacker, Suite 3175, Chicago, Illinois 60606.

         The directors of Purchaser are Thomas J. Formolo and Marcus J. George. The executive officers of Purchaser are Thomas J. Formolo, Vice President and Treasurer, and Marcus George, Vice President and Secretary.

         The directors of Portec are Thomas J. Formolo, Lawrence J. Weber and Marcus J. George. The executive officers of Portec are Thomas J. Formolo, Chairman of the Board and Vice President, Lawrence J. Weber, President and Chief Executive Officer, Robert J. Truscinski, Chief Financial Officer and Treasurer and Marcus J. George, Vice President and Secretary.

         The executive officers of J Richard L.P. are Thomas J. Formolo, Chairman of the Board and Vice President, Lawrence J. Weber, President and Chief Executive Officer, Robert J. Truscinski, Chief Financial Officer and Treasurer and Marcus J. George, Vice President and Secretary.

         The executive officers of Holdings are Thomas J. Formolo, Chairman of the Board and Vice President, Lawrence J. Weber, President and Chief Executive Officer, Robert J. Truscinski, Chief Financial Officer and Treasurer and Marcus
J. George, Vice President and Secretary.

         The directors of J Richard Inc. are Thomas J. Formolo, Lawrence J. Weber and Marcus J. George. The executive officers of J Richard Inc. are Thomas
J. Formolo, Chairman of the Board and Vice President, Lawrence J. Weber, President and Chief Executive Officer, Robert J. Truscinski, Chief Financial Officer and Treasurer and Marcus J. George, Vice President and Secretary.

         The directors of CHS Inc. are Brian Simmons, Andrew W. Code and Daniel
J. Hennessy. The executive officers of CHS Inc. are Brian Simmons, President, Andrew W. Code, Secretary, and Daniel J. Hennessy, Treasurer.

         For each of the individuals identified above, the following table sets forth each such individuals's principal occupation and business address:

         -------------------------------------------------- ------------------------------------------------
         Andrew W. Code                                     Principal,
                                                            Code, Hennessy & Simmons
                                                            10 South Wacker Drive
                                                            Suite 3175
                                                            Chicago, Illinois 60606
         -------------------------------------------------- ------------------------------------------------


         -------------------------------------------------- ------------------------------------------------
         Daniel J. Hennessy                                 Principal,
                                                            Code, Hennessy & Simmons
                                                            10 South Wacker Drive
                                                            Suite 3175
                                                            Chicago, Illinois 60606
         -------------------------------------------------- ------------------------------------------------
         Brian Simmons                                      Principal,
                                                            Code, Hennessy & Simmons
                                                            10 South Wacker Drive
                                                            Suite 3175
                                                            Chicago, Illinois 60606
         -------------------------------------------------- ------------------------------------------------
         Thomas J. Formolo                                  Partner,
                                                            Code, Hennessy & Simmons
                                                            10 South Wacker Drive
                                                            Suite 3175
                                                            Chicago, Illinois 60606
         -------------------------------------------------- ------------------------------------------------
         Marcus J. George                                   Associate,
                                                            Code, Hennessy & Simmons
                                                            10 South Wacker Drive
                                                            Suite 3175
                                                            Chicago, Illinois 60606
         -------------------------------------------------- ------------------------------------------------
         Lawrence J. Weber                                  President,
                                                            J Richard Industries, L.P.
                                                            3934 Concord Street
                                                            Toledo, Ohio 43612
         -------------------------------------------------- ------------------------------------------------
         Robert J. Truscinski                               Chief Financial Officer,
                                                            J Richard Industries, L.P.
                                                            3934 Concord Street
                                                            Toledo, Ohio 43612
         -------------------------------------------------- ------------------------------------------------

         (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Purchaser, Portec, J Richard L.P., Holdings, J Richard Inc., and CHS L.P. are all Delaware entities. CHS Inc., is an Illinois corporation. All of the individuals named are United States citizens.

Item 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------

         Purchaser obtained from certain NDCA stockholders their commitment subject to certain conditions to vote their shares in favor of the Merger Agreement, the Merger and other transactions contemplated thereby pursuant to a Voting Agreement among Portec, Purchaser, Netzler & Dahlgren Co. AB, Goran P.R. Netzler, Jan H.L. Jutander, Arne Nilsson and Anders Dahlgren (collectively, the "Significant Stockholders") dated September 13, 1999 (the "Voting Agreement") delivered by the Stockholders in connection with the Agreement and Plan of Merger, dated September 13, 1999 (the "Merger Agreement") among Portec, Purchaser and NDCA. See Item 4. No additional consideration was paid to the Significant Stockholders in connection with the Voting Agreement.

Item 4.  Purpose of Transaction.
         -----------------------

         Pursuant to the Merger Agreement, Purchaser will be merged into NDCA, with NDCA as the surviving entity (the "Merger"). In connection with the Merger, each share of NDCA common stock issued and outstanding immediately prior to the consummation of the Merger (other than common shares held as treasury shares by NDCA and dissenting shares) will be converted into and represent the right to receive $0.75 in cash.

         The obligations of Purchaser to consummate the Merger are subject to the following conditions: (1) representations and warranties made by NDCA shall be true and correct; (2) all obligations of NDCA to be performed under the Merger Agreement through the closing date shall have been fully performed; (3) no suit, proceeding or investigation shall have been commenced by any governmental entity on account of the Merger Agreement; (4) no change in the results of operations, condition (financial or otherwise), properties, assets or business of NDCA which has had or would be reasonably likely to have a material adverse effect on NDCA; (5) no action shall have been taken by any governmental entity which is applicable to the Merger and which imposes any condition or restriction upon Purchaser or the Surviving Corporation which would in Portec's reasonable judgment be commercially unreasonable; (6) Purchaser shall have received the proceeds of the financing necessary to effect the transactions contemplated by the Merger Agreement; (7) the amended license shall be in full force and effect and constitute a valid and binding obligation of NDCA and Netzler & Dahlgren; (8) Ralph G. Dollander's Employment Agreement shall be in full force and effect and constitute a valid and binding obligation against him;
(9) all required consents shall have been obtained; and (10) the total amount of all expenses incurred by NDCA in connection with the transactions contemplated by the Merger Agreement shall not exceed $250,000.

         In addition, the obligations of the parties to consummate the Merger are subject to certain other usual conditions, including, among other things:
(i) approval by NDCA Stockholders; (ii) receipt of all governmental and regulatory approvals; and (iii) no law, rule, regulation, executive order, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect or has the effect of making the Merger or any of the transactions contemplated thereby illegal. The Merger Agreement can be terminated (i) by mutual consent of Purchaser and NDCA; (ii) by either party if (1) the Merger has not been consummated at or before 11:59 p.m. on January 31, 2000 (the "Termination Date") or (2) upon a vote at the NDCA stockholders' meeting the Merger and the transactions contemplated thereby shall fail to be adopted and approved by the requisite vote of the NDCA stockholders; (iii) by Purchaser if: (1) there has been a breach of any (a) representation or warranty, or (b) covenant, obligation or agreement on the part of NDCA set forth in the Merger Agreement subject to certain cure periods; (2) the NDCA Board of Directors shall have breached any of its obligations regarding its no solicitation convenants or a superior proposal or recommended a superior proposal; (3) a tender offer or exchange offer for 30% or more of the Shares is commenced, and the NDCA Board fails to recommend against acceptance of such tender offer or exchange offer; (4) NDCA shall have breached any of its covenants or agreements regarding the NDCA stockholders' meeting or no-shop provision; (5) there shall be pending or threatened any proceeding seeking material damages on account of the Merger; (6) Any Significant Stockholder breaches in any material respect its obligations under the Voting Agreement; or (7) Purchaser shall not have received the proceeds of the financing on the closing date; or (iv) by NDCA if (1) there has been a breach of any (a) representation or warranty, or (b) covenant obligation or agreement on the part of Purchaser set forth in the Merger Agreement; or (2) if, prior to the NDCA Stockholders' meeting, the NDCA Board determines to enter into and enters into a definitive agreement providing for a superior proposal and pays to Purchaser a termination payment and covered expenses.

         As an inducement and a condition to Purchaser entering into the Merger Agreement, the Significant Stockholders (owners in the aggregate of approximately 39.2% of the outstanding Shares) entered into the Voting Agreement.

         The Voting Agreement provides, among other things, that the Significant Stockholders will: (i) attend, in person or by proxy, any meeting of the Stockholders of NDCA called pursuant to the Merger Agreement and vote their shares for the approval and adoption of the Merger Agreement and the Merger, and the transactions contemplated by the Merger Agreement; not to grant any proxies or enter into any agreement or arrangement inconsistent with the Voting Agreement; (ii) not sell, offer to sell, grant any option for the sale of or otherwise transfer or dispose of, or enter into any agreement to sell, grant an option for or otherwise transfer or dispose of any of their Shares without the prior written consent of Purchaser; (iii) vote their shares against any proposal or offer to acquire 15% or more of the voting power, shares, equity interests or assets of the Company or any action or agreement inconsistent with the Merger Agreement or other transaction which is not endorsed in writing by Purchaser;
(iv) not solicit, initiate, or encourage any inquiries or proposals relating to the Merger of NDCA from any person other than Purchaser or participate in any substantive discussions or negotiations relating to any such inquiries or proposals or take any other action to facilitate any inquiry or the making of any proposal that constitutes, or may reasonably be expected to lead to such an inquiry or proposal.

         The Voting Agreement automatically terminates upon the termination of the Merger Agreement. The provisions summarized in the immediately preceding paragraph terminate from and after the Effective Time of the Merger.

         The Merger Agreement and the Voting Agreement are attached as Exhibits 1 and 2 hereto respectively. The above summary of these documents does not purport to be complete and is subject to qualification in its entirety by reference to the text of the Merger Agreement and Voting Agreement attached hereto.

         Except as set forth in this Item 4 the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5.  Interest in Securities of the Issuer.
         -------------------------------------

         (a) The aggregate number of Shares that Purchaser owns beneficially, pursuant to Rule 13d-3 of the Act, is 1,352,560, which constitutes approximately 39.2% of the outstanding Shares, based on 3,453,451 Shares outstanding, as reported by the Issuer in its quarterly report Form 10QSB dated July 15, 1999 for the quarterly period ended May 31, 1999.

         Because of its position as the 100% owner of Purchaser, Portec may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of the Shares beneficially owned directly by Purchaser.

         Because of its position as the 100% owner of Portec, J Richard L.P. may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of the Shares beneficially owned directly by Purchaser.

         Because of its position as the sole general partner of J Richard L.P., Holdings may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of the Shares beneficially owned directly by Purchaser.

         Because of its position as the sole general partner of Holdings, J. Richard Inc. may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of Shares beneficially owned directly by Purchaser.

         Because of its position as the owner of all the shares of J Richard Inc., CHS L.P. may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of the Shares beneficially owned directly by Purchaser.

         Because of its position as general partner of CHS L.P., CHS Inc. may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of the Shares beneficially owned directly by Purchaser.

         To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 hereof is the beneficial owner of any Shares.

         Each of the Reporting Party disclaims beneficial ownership of the Shares reported or beneficially owned by it.

         (b) Pursuant to the Voting Agreement, Purchaser has obtained the shared power to vote or to direct the vote of 1,352,560 Shares.

         In its capacity as the owner of all the shares of Purchaser, Portec may be deemed to share power to vote or to direct the vote and to dispose or to direct the disposition of the Shares beneficially owned directly by Purchaser.

         In its capacity as the owner of all of the shares of Portec, J Richard L.P. may be deemed to share power to vote or to direct the vote and to dispose or to direct the disposition of the Shares beneficially owned directly by Purchaser.

         In its capacity as the sole general partner of J Richard L.P., Holdings, may be deemed to share power to vote or to direct the vote and to dispose or to direct the disposition of the Shares beneficially owned directly by Purchaser.

         In its capacity as the sole general partner of Holdings, J Richard Inc. may be deemed to share power to vote or to direct the vote and to dispose or to direct the disposition of the Shares beneficially owned directly by Purchaser.

         In its capacity as the owner of all the shares J Richard Inc., CHS L.P., may be deemed to share power to vote or to direct the vote and to dispose or to direct the disposition of the Shares beneficially owned directly by Purchaser.

         In its capacity as the sole general partner of CHS L.P., CHS Inc., may be deemed to share power to vote or to direct the vote and to dispose or to direct the disposition of the Shares beneficially owned directly by Purchaser.

         (c) Except as set forth in Item 4 above, to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) of this Item 5 has effected any other transactions in Shares during the past sixty (60) days.

         (d) Each of the Reporting Persons affirms that the Significant Stockholders have the right to receive or the power to direct the receipt of distributions with respect to, or the proceeds from the sale of, the Shares reported or beneficially owned by such Reporting Person.

         (e) It is inapplicable for the purposes herein to state the date on which the Reporting Persons ceased to be the owners of more than five percent (5%) of the outstanding Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Except as set forth herein or in the Exhibits filed herewith, there are no contracts, arrangements, understandings or relationships of the type required to be disclosed in response to Item 6 of Schedule 13D of the Act with respect to the Shares owned by the Reporting Persons.

Item 7.  Materials to be Filed as Exhibits.
         ----------------------------------
         Exhibit 1 Agreement and Plan of Merger between Portec, Inc., Hornett Acquisition Corp. and NDC Automation, Inc. dated September 13, 1999

         Exhibit 2 Voting Agreement among Portec, Inc., Hornett Acquisition Corp., Netzler & Dahlgren Co. AB, Goran P.R. Netzler,
                    Jan H.L. Jutander, Arne Nilsson and Anders Dahlgren dated September 13, 1999

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    September 16, 1999

Hornett Acquisition Corp.,



By:   /s/Marcus J. George
   -----------------------
Name:    Marcus J. George
Its:     Vice President

Portec, Inc.
a Delaware corporation


By:   /s/Marcus J. George
   -----------------------
Name:    Marcus J. George
Its:              Vice President

J Richard Industries, L.P.
a Delaware limited partnership



By:   /s/Marcus J. George
   -----------------------
Name:    Marcus J. George
Its:     Vice President

J Richard Holdings, L.P.
a Delaware limited partnership

         By:      J Richard Industries, Inc.
                  its general partner, a Delaware
                  corporation



                  By:   /s/Marcus J. George
                     -----------------------
                  Name:    Marcus J. George
                  Its:     Vice President

J Richard Industries, Inc.
a Delaware corporation


By:   /s/Marcus J. George
   -----------------------
Name:    Marcus J. George
Its:     Vice President

Code, Hennessy & Simmons II, L.P.
a Delaware limited liability partnership

         By:      Code, Hennessy & Simmons, Inc.
                  its general partner,


         By:   /s/Andrew W. Code
            -----------------------
         Name:    Andrew W. Code
         Its:              Secretary

Code, Hennessy & Simmons, Inc.
an Illinois corporation


By:   /s/Andrew W. Code
   -----------------------
Name:    Andrew W. Code
Its:              Secretary

                                    EXHIBIT A
                                    ---------

         Pursuant to Rule 13d-1(f)(1)(iii) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of each of them in the capacities set forth below.

Dated:   September 16, 1999

Hornett Acquisition Corp.,
a Delaware corporation



By:   /s/Marcus J. George
   -----------------------
Name:    Marcus J. George
Its:     Vice President

Portec, Inc.



By:   /s/Marcus J. George
   -----------------------
Name:    Marcus J. George
Its:     Vice President

J Richard Industries, L.P.
a Delaware limited partnership




By:   /s/Marcus J. George
   -----------------------
Name:    Marcus J. George
Its:     Vice President

J Richard Holdings, L.P.
a Delaware limited partnership


         By:      J Richard Industries, Inc.
                  its general partner, a Delaware
                  corporation



                  By:   /s/Marcus J. George
                     -----------------------
                  Name:    Marcus J. George
                  Its:     Vice President

J Richard Industries, Inc.




By:   /s/Marcus J. George
   -----------------------
Name:    Marcus J. George
Its:     Vice President

Code, Hennessy & Simmons II, L.P.


         By:      Code, Hennessy & Simmons, Inc.
                  its general partner,


         By:   /s/Andrew W. Code
            -----------------------
         Name:    Andrew W. Code
         Its:     Secretary

Code, Hennessy & Simmons, Inc.



By:   /s/Andrew W. Code
   -----------------------
Name:    Andrew W. Code
Its:     Secretary